UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

The Ensign Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29358P101

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29358P101

1.	Names of Reporting Persons Christopher R. Christensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,713,000(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,713,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,713,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.1%

12.	Type of Reporting Person (See Instructions) IN

(1)   Represents 3,709,000 shares held by the Christensen Family Trust dated October 24, 2005 and 4,000 shares held by Terri Christensen as custodian for the minor children of Christopher Christensen and Terri Christensen under the California Uniform Transfers to Minor Act.  Christopher Christensen and Terri Christensen share voting power and investment power of the Christensen Family Trust, and Terri Christensen holds voting and investment power over the shares held for their children.  Christopher Christensen disclaims beneficial ownership of the shares held by his children.

CUSIP No. 29358P101

1.	Names of Reporting Persons Terri M. Christensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,713,000(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,713,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,713,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.1%

12.	Type of Reporting Person (See Instructions) IN

(1)   Represents 3,709,000 shares held by the Christensen Family Trust dated October 24, 2005 and 4,000 shares held by Terri Christensen as custodian for the minor children of Christopher Christensen and Terri Christensen under the California Uniform Transfers to Minor Act.  Christopher Christensen and Terri Christensen share voting power and investment power of the Christensen Family Trust, and Terri Christensen holds voting and investment power over the shares held for their children.  Terri Christensen disclaims beneficial ownership of the shares held by her children.

CUSIP No. 29358P101

1.	Names of Reporting Persons Christensen Family Trust dated October 24, 2005

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,709,000(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,709,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,709,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.1%

12.	Type of Reporting Person (See Instructions) OO

(1)   Represents 3,709,000 shares held by the Christensen Family Trust dated October 24, 2005.  Christopher Christensen and Terri Christensen share voting power and investment power of the Christensen Family Trust.

Item 1.
	(a)	Name of Issuer The Ensign Group, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 27101 Puerta Real, Suite 450 Mission Viejo, CA 92691

Item 2.
	(a)	Name of Person Filing Christopher R. Christensen Terri M. Christensen Christensen Family Trust dated October 24, 2005
	(b)	Address of Principal Business Office or, if none, Residence c/o The Ensign Group, Inc. 27101 Puerta Real, Suite 450 Mission Viejo, CA 92691
	(c)	Citizenship Christopher R. Christensen, United States Terri M. Christensen, United States Christensen Family Trust dated October 24, 2005, California
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 29358P101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which Rows and footnotes are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit 1.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

/s/ Christopher R. Christensen
Christopher R. Christensen

/s/ Terri M. Christensen
Terri M. Christensen

CHRISTENSEN FAMILY TRUST DATED OCTOBER 24, 2005

By:	/s/ Christopher R. Christensen
Christopher R. Christensen, Trustee

By:	/s/ Terri M. Christensen
Terri M. Christensen, Trustee

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the common stock of The Ensign Group, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated: February 14, 2008

/s/ Christopher R. Christensen
Christopher R. Christensen

/s/ Terri M. Christensen
Terri M. Christensen

CHRISTENSEN FAMILY TRUST DATED OCTOBER 24, 2005

By:	/s/ Christopher R. Christensen
Christopher R. Christensen, Trustee

By:	/s/ Terri M. Christensen
Terri M. Christensen, Trustee